FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 5, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 5, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2009

Taipei, Taiwan, R.O.C., Feb 5, 2010 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$26,293 million for the fourth quarter of 2009 (4Q09), up 44% year-over-year and up 4% sequentially.  Net income for the quarter totaled NT$3,450 million, up from a net loss of NT$800 million in 4Q08 and up from net income of NT$3,187 million in 3Q09.  Diluted earnings per share for the quarter was NT$0.66 (or US$0.102 per ADS), compared to losses per share of NT$0.15 for 4Q08 and diluted earnings per share of NT$0.61 for 3Q09.

For the full year of 2009, the Company reported net revenues of NT$85,775 million and net income of NT$6,744 million.  Diluted earnings per share for the full year of 2009 was NT$1.29, or US$0.195 per ADS.

RESULTS OF OPERATIONS

4Q09 Results Highlights

●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$21,131 million, NT$4,563 million and NT$599 million, respectively, and each represented approximately 81%, 17% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$19,686 million, up 28% year-over-year and up 4% sequentially.

-	Raw material cost totaled NT$8,166 million during the quarter, representing 31% of total net revenue, compared with NT$7,442 million and 30% of total net revenue in the previous quarter.

-	Labor cost totaled NT$3,754 million during the quarter, representing 14% of total net revenue, compared with NT$3,590 million and 14% of total net revenue in the previous quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

-	Depreciation, amortization and rental expenses totaled NT$4,067 million during the quarter, down 5% year-over-year and down 1% sequentially.

●
Total operating expenses during 4Q09 were NT$2,645 million, including NT$1,081 million in R&D and NT$1,564 million in SG&A, compared with operating expenses of NT$2,390 million in 3Q09.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, down from 12% in 4Q08 and up from 9% in 3Q09.

●	Operating income for the quarter totaled NT$3,962 million, down from NT$3,967 million in the previous quarter. Operating margin decreased to 15% in 4Q09 from 16% in 3Q09.

●	In terms of non-operating items:

-	Net interest expense was NT$256 million, down from NT$303 million a quarter ago primarily due to lower average interest rates and loan balance during the quarter.

-	Net foreign exchange gain of NT$35 million was primarily attributable to the depreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$135 million was primarily attributable to our investment in USI and HC.

-
Other non-operating income of NT$96 million was primarily related to scrap sales and other miscellaneous gains.  Total non-operating income for the quarter was NT$10 million, compared to non-operating expenses of NT$1,275 million for 4Q08 and NT$110 million for 3Q09.

●
Income before tax was NT$3,972 million for 4Q09, compared to NT$3,857 million in the previous quarter.  We recorded income tax expense of NT$418 million during the quarter, compared to NT$558 million in 3Q09.

●	In 4Q09, net income was NT$3,450 million, compared to a net loss of NT$800 million for 4Q08 and net income of NT$3,187 million for 3Q09.

●
Our total number of shares outstanding at the end of the quarter was 5,488,829,114, including treasury stock owned by our subsidiaries.  Our 4Q09 diluted earnings per share of NT$0.66 (or US$0.102 per ADS) was based on 5,200,502,367 weighted average number of shares outstanding in 4Q09.

2009 Full-Year Results

●
Net revenues for the full year of 2009 amounted to NT$85,775 million, down 9% from 2008.  The revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$67,935 million, NT$15,795 million, and NT$2,045 million, respectively, and each represented approximately 79%, 19% and 2% respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2009 were NT$67,629 million, compared with NT$72,661 million in 2008.

●	Gross profit for the year was NT$18,146 million, down 17% compared to NT$21,770 million in 2008. Gross margin was 21% for the year, down from 23% in 2008.

-	Raw material cost totaled NT$25,536 million during the year, representing 30% of total net revenues, compared with NT$27,276 million and 29% of total net revenues in 2008.

-	Labor cost totaled NT$12,897 million during the year, representing 15% of total net revenues, compared with NT$14,550 million and 15% of total net revenues in 2008.

-	Depreciation, amortization and rental expenses totaled NT$16,603 million during the year, representing 19% of total net revenues, compared with NT$16,371 million and 17% of total net revenues in 2008.

●
Total operating expenses during 2009 were NT$9,132 million, including NT$3,612 million in R&D and NT$5,520 million in SG&A.  Total operating expenses as a percentage of net revenues was 11% in 2009, the same as the period in 2008.

●	Operating income for the year was NT$9,014 million, compared to operating income of NT$11,246 for the previous year. Operating margin was 11% in 2009, down from 12% in 2008.

●
Total non-operating expenses for the year were NT$626 million, compared to NT$1,770 million for 2008.  The decrease was primarily due to the valuation adjustment from financial assets and liabilities, and the gain on equity-method long-term Investment.

●	Income before tax was NT$8,388 million for 2009. We recognized an income tax expense of NT$1,485 million during the year.

●	In 2009, net income amounted to NT$6,744 million, compared with a net income of NT$6,160 in 2008.

●
Our total shares outstanding at the end of the year were 5,488,829,114, including treasury stock owned by our subsidiaries.  Our diluted earnings per share for 2009 was NT$1.29, or US$0.195 per ADS, based on 5,207,574,499 weighted average number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

●	As of Dec 31, 2009, our cash and other financial assets totaled NT$27,578 million, compared to NT$32,520 million as of Sep 30, 2009.

●	Capital expenditures in 4Q09 totaled US$172 million, of which US$139 million was used for IC packaging, US$32 million was used for testing and US$1 million was used for interconnect materials.

●	For the full year 2009, we spent US$349 million for capital expenditures, including US$274 million for IC packaging, US$73 million for testing, and US$2 million for interconnect material.

●
As of Dec 31, 2009, we had total bank debt of NT$63,040 million, compared to NT$66,381 million as of Sep 30, 2009.  Total bank debt consisted of NT$13,025 million of revolving working capital loans, NT$935 million of the current portion of long-term debt, and NT$49,080 million of long-term debt.  Total unused credit lines amounted to NT$67,319 million.

●	Current ratio as of Dec 31, 2009 was 1.78, compared to 1.52 as of Sep 30, 2009. Net debt to equity ratio was 0.47 as of Dec 31, 2009.

●	Total number of employees was 29,538 as of Dec 31, 2009, compared to 26,977 as of Dec 31, 2008 and 27,940 as of Sep 30, 2009.

BUSINESS REVIEW

IC Packaging Services2

●	Net revenues generated from our IC packaging operations were NT$21,131 million during the quarter, up NT$7,126 million, or 51% year-over-year, and up NT$1,126 million, or 6% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 87% of total IC packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.

2 IC packaging services include module assembly services.

●	Gross margin for our IC packaging operations during the quarter was 21%, up by 6 percentage points last year and the same as the previous quarter.

●
Capital expenditures for our IC packaging operations amounted to US$139 million during the quarter, of which US$101 million was used for wirebonding packaging capacity and US$38 million was used for wafer bumping and flip chip packaging equipment.

●	As of Dec 31, 2009, there were 9,515 wirebonders in operation. 796 wirebonders were added and 161 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 14% of total packaging net revenues, down by 2 percentage points from the previous quarter.

Testing Services

●	Net revenues generated from our testing operations were NT$4,563 million, up NT$733 million, or 19% year-over-year, and down NT$25 million, or 1%, sequentially.

●
Final testing contributed 83% to total testing net revenues, up by 1 percentage point from the previous quarter.  Wafer sort contributed 14% to total testing net revenues, down by 1 percentage point from the previous quarter.  Engineering testing contributed 3% to total testing net revenues, which remained unchanged from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,414 million, down from NT$1,575 million in 4Q08 and down from NT$1,436 million in 3Q09.

●	In 4Q09, gross margin for our testing operations was 35%, up by 7 percentage points year-over-year and the same as the previous quarter.

●	Capital spending on our testing operations amounted to US$32 million during the quarter.

●	As of Dec 31, 2009, there were 1,603 testers in operation. 51 testers were added and 17 testers were disposed of during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,297 million during the quarter, up NT$799 million, or 53% year-over-year, and up NT$48 million, or 2% from the previous quarter.  Of the total output of NT$2,297 million, NT$599 million was from sales to external customers.

●	Gross margin for substrate operations was 25% during the quarter, up by 13 percentage points year-over-year and up by 3 percentage points sequentially.

●	In 4Q09, our internal substrate manufacturing operations supplied 57% (by value) of our total substrate requirements.

Customers

●
Our five largest customers together accounted for approximately 27% of our total net revenues in 4Q09, compared to 30% in 4Q08 and 27% in 3Q09.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 42% of our total net revenues during the quarter, compared to 46% in 4Q08 and 42% in 3Q09.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 38% of our total net revenues during the quarter, compared to 42% in 4Q08 and 35% in 3Q09.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This presentation contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on June 24, 2009.

Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	4Q/09	3Q/09	4Q/08
Net Revenues	26,293	25,205	18,311
Revenues by End Application
Communication	44%	44%	46%
Computer	18%	17%	19%
Automotive and Consumer	37%	37%	35%
Others	1%	2%	0%
Revenues by Region
North America	50%	52%	54%
Europe	13%	13%	15%
Taiwan	21%	20%	15%
Japan	10%	10%	12%
Other Asia	6%	5%	4%

IC Packaging Services
Amounts in NT$ Millions	4Q/09	3Q/09	4Q/08
Net Revenues	21,131	20,005	14,005
Revenues by Packaging Type
Advanced substrate & leadframe based	87%	88%	86%
Traditional leadframe based	6%	6%	6%
Module assembly	4%	3%	4%
Others	3%	3%	4%
Capacity
CapEx (US$ Millions) *	139	91	27
Number of Wirebonders	9,515	8,880	8,446

Testing Services
Amounts in NT$ Millions	4Q/09	3Q/09	4Q/08
Net Revenues	4,563	4,588	3,830
Revenues by Testing Type
Final test	83%	82%	81%
Wafer sort	14%	15%	15%
Engineering test	3%	3%	4%
Capacity
CapEx (US$ Millions) *	32	17	19
Number of Testers	1,603	1,569	1,583
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)
	For the three months ended			For the years ended
	Dec. 31 2009	Sep. 30 2009	Dec. 31 2008	Dec. 31 2009	Dec. 31 2008
Net revenues:
IC Packaging	21,131	20,005	14,005	67,935	73,392
Testing	4,563	4,588	3,830	15,795	19,021
Others	599	612	476	2,045	2,018
Total net revenues	26,293	25,205	18,311	85,775	94,431

Cost of revenues	(19,686)	(18,848)	(15,375)	(67,629)	(72,661)
Gross profit	6,607	6,357	2,936	18,146	21, 770

Operating expenses:
Research and development	(1,081)	(956)	(827)	(3,612)	(3,671)
Selling, general and administrative	(1,564)	(1,434)	(1,357)	(5,520)	(6,853)
Total operating expenses	(2,645)	(2,390)	(2,184)	(9,132)	(10,524)
Operating income (loss)	3,962	3,967	752	9,014	11,246

Net non-operating (expenses) income:
Interest expense – net	(256)	(303)	(522)	(1,334)	(1,487)
Foreign exchange gain (loss)	35	(30)	(166)	4	282
Gain (loss) on equity-method investments	135	112	(125)	329	77
Others	96	111	(462)	375	(642)
Total non-operating (expenses) income	10	(110)	(1,275)	(626)	(1,770)
Income (loss) before tax	3,972	3,857	(523)	8,388	9,476

Income tax benefit (expense)	(418)	(558)	(300)	(1,485)	(2,268)
(Loss) income from continuing operations and before minority interest	3,554	3,299	(823)	6,903	7,208
Minority interest	(104)	(112)	23	(159)	(1,048)

Net income (loss)	3,450	3,187	(800)	6,744	6,160

Per share data:
Earnings (losses) per share
– Basic	NT$0.67	NT$0.62	NT$(0.15)	NT$1.31	NT$1.14
– Diluted	NT$0.66	NT$0.61	NT$(0.15)	NT$1.29	NT$1.12

Earnings (losses) per equivalent ADS
– Basic	US$0.104	US$0.094	US$(0.023)	US$0.198	US$0.181
– Diluted	US$0.102	US$0.093	US$(0.023)	US$0.195	US$0.178

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,200,502	5,186,949	5,324,543	5,207,574	5,457,356

Exchange rate (NT$ per US$1)	32.26	32.81	32.83	33.01	31.47

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)
	As of Dec. 31, 2009	As of Sep. 30, 2009

Current assets:
Cash and cash equivalents	22,558	26,059
Financial assets – current	5,020	6,461
Notes and accounts receivable	17,812	16,847
Inventories	12,206	5,723
Others	3,817	4,397
Total current assets	61,413	59,487

Financial assets – non current	5,160	4,797
Properties – net	79,364	77,566
Intangible assets	12,232	12,900
Others	3,892	3,932
Total assets	162,061	158,682

Current liabilities:
Short-term debts – revolving credit	13,025	17,856
Current portion of long-term debts	935	3,972
Notes and accounts payable	8,954	8,209
Others	11,660	9,047
Total current liabilities	34,574	39,084

Long-term debts	49,080	44,553
Other liabilities	3,693	3,807
Total liabilities	87,347	87,444

Minority interest	3,098	2,664

Shareholders’ equity	71,616	68,574
Total liabilities & shareholders’ equity	162,061	158,682

Current Ratio	1.78	1.52
Net Debt to Equity	0.47	0.48